Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146528

Prospectus Supplement dated November 16, 2007
(To Prospectus dated November 15, 2007 and filed on November 16, 2007 - File No. 333-146528)

Ever-Glory International Group Inc.

PROSPECTUS SUPPLEMENT

to the

PROSPECTUS DATED November 15, 2007

10,909,090 shares

Common Stock

This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

This Prospectus Supplement supplements our prospectus dated November 15, 2007 with the following additions and changes:

(1)
Update our prospectus dated November 15, 2007 with financial information for the quarterly period ended September 30, 2007, as set forth in our Quarterly Report on Form 10-QSB as filed with the SEC on November 13, 2007.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 14 OF THE PROSPECTUS,
SUPPLEMENTED AS APPLICABLE BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL
OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 16, 2007

INDEX TO FILINGS

Annex

Financial Information for the quarterly period ended: September 30, 2007	A

Annex A

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
 FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
CONTENTS

Pages
Condensed Consolidated Balance Sheet as of September 30, 2007 (unaudited)	3
Condensed Consolidated Statements of Operations and Comprehensive income for three and nine months ended September 30, 2007 and 2006 (unaudited and restated)	4
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and 2006 (unaudited and restated)	5
Notes to the Condensed Consolidated Financial Statements as of September 30, 2007 (unaudited)	6

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,149,831
Accounts receivable, net	8,718,326
Accounts receivable - related companies	582,574
Inventories, net	1,179,249
Other receivables and prepaid expenses	234,307
Total Current Assets	12,864,287

PROPERTY AND EQUIPMENT, NET	11,722,638
LAND USE RIGHTS, NET	2,578,987
DEFERRED FINANCING COSTS, NET	222,310
TOTAL ASSETS	$27,388,222

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,625,292
Accounts payable - related companies	59,673
Other payables and accrued liabilities	678,079
Due to a related company	600,000
Notes payable	2,660,424
Convertible notes payable	748,710
(net of unamortized discount of $1,251,290)
Value added tax payable	228,783
Other tax payables	118,408
Total Current Liabilities	6,719,369

LONG-TERM LIABILITIES
Due to a related company	4,415,870

TOTAL LIABILITIES	11,135,239

COMMITMENTS AND CONTINGENCIES	-

STOCKHOLDERS' EQUITY
Preferred stock ($.0001 par value, authorized 5,000,000 shares,
Nil shares issued and outstanding)	-
Series A Convertible Preferred Stock ($.0001 par value,
authorized 10,000 shares, 7,883 shares issued and outstanding)	1
Common stock ($.0001 par value, authorized 500,000,000 shares,
issued and outstanding 53,882,014 shares)	5,388
Additional paid-in capital	1,979,947
Retained earnings
Unappropriated	10,195,076
Appropriated	2,659,360
Accumulated other comprehensive income	1,413,211
Total Stockholders' Equity	16,252,983

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$27,388,222

The accompanying notes are an integral part of these condensed consolidated financial statements.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
 (UNAUDITED AND RESTATED)

		For the three		For the nine
	For the three	months ended	For the nine	months ended
	months ended	September 30, 2006	months ended	September 30, 2006
	September 30, 2007	(Restated)	September 30, 2007	(Restated)

NET SALES
To related parties	$486,318	$209,927	$940,334	$383,198
To third parties	18,991,475	15,022,966	49,060,893	36,527,202
Total net sales	19,477,793	15,232,893	50,001,227	36,910,400

COST OF SALES
From related parties	(1,689,855)	(1,322,468)	(2,550,181)	(3,699,244)
From third parties	(14,714,840)	(11,395,982)	(39,746,807)	(27,007,051)
Total cost of sales	(16,404,695)	(12,718,450)	(42,296,988)	(30,706,295)

GROSS PROFIT	3,073,098	2,514,443	7,704,239	6,204,105

OPERATING EXPENSES
Selling expenses	167,976	147,841	493,686	432,028
Professional fees	162,889	170,548	508,499	543,276
General and administrative expenses	617,529	407,335	1,826,456	945,717
Depreciation and amortization	72,006	32,816	223,632	65,990
Total Operating Expenses	1,020,400	758,540	3,052,273	1,987,011

INCOME FROM OPERATIONS	2,052,698	1,755,903	4,651,966	4,217,094

OTHER INCOME (EXPENSES)
Interest income	2,280	3,057	6,499	4,616
Interest expenses	(680,644)	(59,544)	(942,534)	(117,674)
Other income	19,611	1,579	25,179	4,426
Other expenses	-	-	(123)	-
Total Other Expenses, net	(658,753)	(54,908)	(910,979)	(108,632)

INCOME BEFORE INCOME TAX EXPENSE	1,393,945	1,700,995	3,740,987	4,108,462

INCOME TAX EXPENSE	(72,880)	(113,352)	(155,203)	(255,883)

NET INCOME	1,321,065	1,587,643	3,585,784	3,852,579

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	269,424	247	720,130	255,734

COMPREHENSIVE INCOME	$1,590,489	$1,587,890	$4,305,914	$4,108,313

Net income per share-basic	$0.02	$0.03	$0.07	$0.07

Net income per share-diluted	$0.02	$0.01	$0.04	$0.03

Weighted average number of shares
outstanding during the period-basic	53,882,014	53,882,014	53,882,014	53,882,014

Weighted average number of shares
outstanding during the period-diluted	119,622,853	113,792,814	115,757,516	113,792,814

The accompanying notes are an integral part of these condensed consolidated financial statements.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 (UNAUDITED AND RESTATED)
		For the nine months
	For the nine months	ended September 30, 2006
	ended September 30, 2007	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,585,784	$3,852,579
Adjusted to reconcile net income to cash (used in) provided
by operating activities:
Stock issued for services	-	-
Depreciation and amortization - cost of sales	445,087	266,933
Depreciation and amortization	223,632	65,990
Loss on disposal of fixed assets	-	11,612
Beneficial conversion feature	454,545	-
Amortization of deferred financing costs	20,210	-
Amortization of discount on convertible notes payable	113,754	-
Changes in operating assets and liabilities
(Increase)decrease in:
Accounts receivable	89,336	(702,918)
Accounts receivable - related companies	1,476,411	(1,637,405)
Other receivable and prepaid expenses	(75,327)	(740,280)
Inventories	82,364	(478,990)
Increase (decrease) in:
Accounts payable	305,706	1,258,908
Accounts payable - related companies	(1,522,087)	(916,547)
Other payables and accrued liabilities	(1,638,729)	(642,360)
Value added tax payables	(19,821)	(81,902)
Income tax and other tax payables	52,964	192,995
Net cash provided by operating activities	3,593,829	448,615

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiary - New-Tailun	(2,000,000)	-
Purchase of property and equipment	(527,254)	(4,939,125)
Proceed from sales of equipment	714,213	-
Net cash used in investing activities	(1,813,041)	(4,939,125)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from sales of convertible notes, net	1,757,480	-
Due to a related company, net	239,560	3,574,891
Proceed from note payable	5,211,183	-
Repayment of note payable	(7,165,377)	(611,247)
Net cash (used in) provided by financing activities	42,846	2,963,644

EFFECT OF EXCHANGE RATE ON CASH	(570,896)	73,642

NET DECREASE IN CASH AND CASH EQUIVALENTS	1,252,738	(1,453,224)
		-
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	897,093	1,473,669

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,149,831	$1,552,390

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for:
Interest expenses	$198,890	$26,491

Cash paid during the period for:
Income taxes	$102,955	$227,487
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
During 2007, the Company issued 20,833,333 shares of restricted common stock as part consideration for 100% of Nanjing New-Tailun Garments Company Limited.
During 2007, the Company issued 13,076,923 shares of restricted common stock as part consideration for 100% of Nanjing Catch-Luck Garments Company Limited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 1.	ORGANIZATION AND BASIS OF PRESENTATION

Ever-Glory International Group, Inc. (“EGLY”) was incorporated in Florida on October 19, 1994.

Perfect Dream Limited (“Perfect Dream”), a wholly owned subsidiary of EGLY, was incorporated in the British Virgin Islands on July 1, 2004.

Goldenway Nanjing Garments Company Limited (“Goldenway”), a wholly owned subsidiary of Perfect Dream, was incorporated in the People’s Republic of China (“PRC”) on December 31, 1993.  Goldenway is principally engaged in the manufacturing and sale of garments.

Nanjing New-Tailun Garments Company Limited (“New-Tailun’), a wholly owned subsidiary of Perfect Dream, was incorporated in the PRC on March 27, 2006. New-Tailun is principally engaged in the manufacturing and sale of garments.

Nanjing Catch-Luck Garments Co, Limited (“Catch-Luck”), a wholly owned subsidiary of Perfect Dream, was incorporated in the PRC on December 21, 1995. On January 18, 2006, Catch-Luck became a wholly owned foreign enterprise. Catch-Luck is principally engaged in the manufacturing and sale of garments to Europe and Japan.

EGLY, Perfect Dream, Goldenway , New-Tailun and Catch-Luck are hereinafter referred to as (“the Company”).

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at September 30, 2007, the results of operations for the three-month and nine-month periods ended September 30, 2007 and 2006, and cash flows for the nine months ended September 30, 2007 and 2006. The results for the period ended September 30, 2007 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2007.

NOTE 2.	PRINCIPLES OF CONSOLIDATION

The accompanying September 30, 2007 unaudited condensed consolidated financial statements include the accounts of EGLY, its 100% owned subsidiary Perfect Dream, Goldenway, New-Tailun and Catch-Luck. All significant inter-company balances and transactions have been eliminated in consolidation.

NOTE 3.	BUSINESS COMBINATIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The Company entered into a purchase agreement,dated November 9, 2006, with Ever-Glory Enterprises (HK) Limited (“Ever-Glory Hong Kong”) to acquire 100% interest of New-Tailun (the “New-Tailun transaction”). Pursuant to the terms of the purchases agreement, the Company paid to Ever-Glory Hong Kong an amount of $2,000,000 in cash and issued 20,833,333 shares of the company’s restricted common stock having a value of $10,000,000, such value of shares were based on the preceding 30-day average of high bid and the low ask price for the common stock on the date of the transfer within 90 days of the closing of New-Tailun transaction. The New-Tailun transaction closed on December 30, 2006.

The Company entered into a purchase agreement ("the Agreement"), dated June 26, 2006, with Ever-Glory Enterprises (HK) Limited (“Ever-Glory Hong Kong”) to acquire 100% interest of Catch-Luck (the “Catch-Luck Transaction”). Pursuant to the terms of the Agreement, the Company will pay to Ever-Glory Hong Kong an amount of $600,000 in cash and issued 13,076,923 shares of the Company’s restricted common stock having a value of $3,400,000 such value of shares were based on the preceding 30-day average of high bid and the low ask price for the common stock on the date of the transfer within 90 days of the closing of the Catch-Luck Transaction.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 3.	BUSINESS COMBINATIONS BETWEEN ENTITIES UNDER COMMON CONTROL (CONTINUED)

On August 31, 2006, the Company entered into an amendment to the Agreement (“the Amendment”) whereupon the terms of payment on the purchase consideration was amended as follows:

1.
The Company will pay to Ever-Glory Hong Kong an amount of $600,000 in cash and issued 13,076,923 shares of the Company’s restricted common stock having a value of $3,400,000 on the date of the transfer within 90 days of the closing of the transaction;

2.
At the end of the first full fiscal year ending December 31, 2008 in which Catch-Luck generates gross revenues of at least $19,000,000 and net profit of  $1,500,000, Perfect Dream will issue 11,538,462 shares of the Company’s restricted common stock having a value of $3,000,000; and

3.
At the end of the next full fiscal year ending December 31, 2009 in which Catch-Luck generates gross revenues of at least $19,000,000 and net profit of $1,500,000, Perfect Dream will issue 11,538,462 shares of the Company’s restricted common stock having a value of $3,000,000.

The number of shares of common stock to be delivered to Ever-Glory Hong Kong  in satisfaction of the Stock Purchase Price shall be calculated based on the preceding 30-average high and low price for the Company’s common stock as quoted on the Over-the-Counter Bulletin Board as of the date of the closing.

On August 1, 2007, the Company filed the Definitive 14C information statement for the acquisition of Catch-Luck. The Information Statement was mailed to the shareholders on August 7, 2007. The Catch-Luck Transaction closed on August 27, 2007.

These transactions were accounted for as a merger of entities under common control. Accordingly, the operations of New-Tailun for the period from March 27, 2006 (inception) to September 30, 2006 and operations of Catch-Luck for the period ended September 30, 2006 were included in the consolidated financial statements as if the transactions had occurred at the beginning of the first period presented, each account stated at its historical cost. In this regard, the prior year’s financial statements and financial information have been restated to combine the previously separate entities to furnish comparative information. The results of the restatement were to increase the total assets as of September 30, 2006, the total liabilities as of September 30, 2006, the shareholder’s equity as of September 30, 2006 and the net income for the nine months ended September 30, 2006 by $5,414,094, $1,612,950, $2,426,181 and $2,497,674 respectively.

NOTE 4.	USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5.	CASH AND CASH EQUIVALENTS

For purpose of the unaudited condensed consolidated statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with a maturity of less than 3 months.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial      Instruments," requires certain disclosures regarding the fair value of financial instruments. Trade   accounts receivable, accounts payable, and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of the instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable (trade and others), accounts payable (trade and related party) and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The Company places its cash and cash equivalents with what it believes to be high credit quality financial institutions. The Company has a diversified customer base, most of which are in Europe, Japan, the United States and the PRC. The Company controls credit risk related to accounts receivable through credit approvals, credit limit and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

The Company accounts for non-hedging contracts that are indexed to, and potentially settled in, its own common stock in accordance with the provisions of Emerging Issues Task Force 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). These non-hedging contracts accounted for in accordance with EITF 00-19 include freestanding warrants to purchase the Company’s common stock as well as embedded conversion features that have been bifurcated from the host contract in accordance with the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Under certain circumstances that could require the Company to settle these equity items in cash or stock, and without regard to probability, EITF 00-19 could require the classification of all or part of the item as a liability and the adjustment of that reclassified amount to fair value at each reporting period, with such adjustments reflected in the line item of change in valuation of derivative as other income (expenses) in the statements of operations.

The Company analyzes all financial instruments with features of both liabilities and equity under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” During 2007, the Company issued 6% secured convertible notes (the "Notes") in a face amount of $2,000,000 which are due and payable in full in 2 years from their issuance. As fixed prices are set for the conversion prices of such Notes and the attached warrants, the Company is in a position to be sure it had adequate authorized shares for the future conversion of the Notes and warrants. Therefore, no embedded derivatives and warrants are required to be recorded at fair value and marked-to-market at each reporting period.

NOTE 7.	BENEFICIAL CONVERSION FEATURE OF CONVERTIBLE INSTRUMENTS

The Company is accounting for the secured convertible notes (the “Notes”) issued pursuant to the subscription agreement discussed in Note 18 following under EITF 00-27, ‘‘Application of Issue 98-5 to Certain Convertible Instruments’’.  While the embedded conversion options are not required to be bifurcated, the Notes do contain a contingent beneficial conversion feature.  As discussed further in Note 20, the Note holders have the right to convert their Notes prior to the maturity date if the Company commences a Qualified Offering.

Based on EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (EITF No. 00-27), which provides guidance on the calculation of a beneficial conversion feature of a convertible instrument, the Company has determined that the Notes issued on August 2, 2007 contained a beneficial conversion feature.

Based on the effective conversion price of the Notes of $0.22 and the market value per share of $0.27 at August 2, 2007, the intrinsic value was calculated to be $454,545. The amount of the discount allocated to the beneficial conversion feature of the convertible debt is realized at the earliest possible date the Notes can be converted. Therefore, the Company charged $454,545 of note discount as interest expenses for the nine months ended September 30, 2007.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 8.	DISCOUNT ON NOTES PAYABLE

A discount with respect to the Notes issued during the period ended September 30, 2007 was recorded by the Company. The amount of the discount was calculated to be the fair market value of the warrants included in the Notes issued pursuant to the terms of the subscription agreement discussed in Note 20.

NOTE 9.	DEFERRED FINANCING COSTS

Deferred financing costs include commissions and legal fees paid in connection with the subscription agreement discussed in Note 20.

NOTE 10.	REVENUE AND COST RECOGNITION

The Company recognizes revenue upon delivery for local sales and upon shipment of the products for export sales, at which time title passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed and determinable; and collectability is deemed probable.

Transportation, inspection charges, export quota fees, export charges, traveling and entertainment for the merchandisers are included in selling expenses.

Cost of goods sold includes the appropriate materials purchasing, direct labor cost and manufacturing overheads consistent with the revenue earned.

NOTE 11.	FOREIGN CURRENCY TRANSACTIONS

EGLY and Perfect Dream maintain their accounting records in their functional currencies of US$ while Goldenway, New-Tailun and Catch-Luck maintain their accounting records in their functional currency, the RMB.

Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions.  Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date.  Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired.  Exchange gains or losses are recorded in the statement of operations.

NOTE 12.	FOREIGN CURRENCY TRANSLATION

The financial statements of Goldenway, New-Tailun and Catch-Luck (whose functional currency is the RMB) are translated into US$ using the closing rate method.  The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates.  The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year.  All exchange differences are recorded within equity. Translation gain for the periods ended September 30, 2007 and 2006 were $720,130 and $255,734 respectively.

NOTE 13.	COMPREHENSIVE INCOME

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported as other comprehensive income in the statements of operations and stockholders’ equity.

NOTE 14.	RECLASSIFICATION

Certain 2006 balances in the Statement of Operation have been reclassified to conform with the 2007 balances.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 15.	INCOME PER SHARE

Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Warrants to purchase 9,090,909 shares of common stock at prices 0.32 per share were outstanding at September 30, 2007, but were excluded from the calculation of diluted earnings per share because the effect of stock warrants was anti-dilutive.

NOTE 16.	SEGMENTS

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). SFAS establishes standards for operating information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decision how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company’s principal operating segments. The Company operates in a single segment.

NOTE 17.	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in the Company’s financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company do not expect the adoption of FIN 48 to have an impact on the Company’s results of operations or financial condition.

In September 2006, FASB issued Statement 157, Fair Value Measurements. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP). More precisely, this statement sets forth a standard definition of fair value as it applies to assets or liabilities, the principle market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company do not expect the adoption of SFAS 157 to have an impact on the Company’s results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will become effective for us on January 1, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

NOTE 18.	INVENTORIES

Inventories at September 30, 2007 consisted of the following:

Raw materials	$285,734
Work-in-progress	167,577
Finished goods	725,938
1,179,249
Less: provision of obsolescence	-
Inventories, net	$1,179,249

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 19.	NOTES PAYABLE

Balance at September 30, 2007:
Note payable to a bank, interest at bank's prime rate plus 0.83% per annum,	1,330,212
0.5280% at September 30, 2007, collateralized by buildings of the Company, due December 24, 2007
Note payable to a bank, interest at bank's prime rate plus 0.83% per annum,	1,330,212
0.5442% at September 30, 2007, collateralized by buildings of the Company, due February 15, 2008
2,660,424
Less: current maturities	(2,660,424)
$-

Maturities are as follows:
For the period ending September 30,
2008	$2,660,424

Interest paid for the nine months ended September 30, 2007 and 2006 was $177,822 and $26,491, respectively.

NOTE 20.	CONVERTIBLE NOTES PAYABLE

On August 2, 2007, the Company consummated a private placement of $2,000,000 principal amount of 6% secured convertible notes (the "Notes") with five-year common stock warrants (the "Warrants") to six accredited investors.  Financing cost of $242,520 was paid out of the gross proceeds. The financing cost is amortized over the life of the Notes. During 2007, the Company recognized deferred financing cost of $20,210. The Notes are due August 2, 2009 and were originally convertible into 9,090,909 shares of common stock of the Company at a conversion price of $0.22 per share.

The Notes are subject to full-ratchet anti-dilution protection, i.e. if the Company issues shares at an average per-share price below $0.22 per share, the conversion price of the Notes shall be adjusted downward to match such per-share price. Under the terms of the Notes, the full-ratchet anti-dilution adjustments do not apply to (i) the issuance of approximately up to $1.6 million shares or shares under options to employees and consultants, (ii) securities issued in connection with acquisitions of third parties valued above $8 million; (iii) the issuance of approximately up to $1.6 million shares or shares under warrants or other securities issued to non-affiliates for services rendered to the Company, as more fully described and set forth in the Notes. The holders of the Notes may convert the unpaid principal amount the Notes into common stock of the Company at any time prior to maturity, at the applicable conversion price. The Company may at any time at its option, redeem the Notes by paying 125% of the unpaid principal and accrued interest. For the specific terms including those relating to anti-dilution.

The Company issued to the note holders a total of 9,090,909 warrants to purchase common stock with an exercise price of $0.32.  The warrants are exercisable for a five-year period until August 2, 2012.

The warrants are also subject to full-ratchet anti-dilution protection in the event that the Company issues shares (with certain exceptions) at an average per-share price below $0.32 per share, same as the Notes. If at any time after fifteen months after the closing date there is no effective registration statement covering the resale of the shared underlying the warrants, the warrant holders may exercise their warrants by means of a cashless exercise.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 20.	CONVERTIBLE NOTES PAYABLE (CONTINUED)

The Notes required that the Company secured all of the assets of the Company, excluding its subsidiaries, pursuant to a security agreement, the Company’s performance of the Notes and other obligations in connection with the financing is also secured by a pledge of 3,897 shares Series A Preferred Stock (convertible into 30 million shares of common stock) personally held by the current CEO of the Company pursuant to a stock pledge agreement. Upon any event of default (as defined in the Notes, the security agreement and the stock pledge agreement), the investors will be entitled to exercise their respective rights under the security agreement and stock pledge agreement. In addition, the subsidiaries of the Company, Perfect Dream and Goldenway, each guaranteed the performance of the Company’s obligations under the Notes and the subscription agreement under a guaranty agreement.

As of September 30, 2007, the investors have not converted the principal drawn by the Company in exchange for the common shares of the Company.

As of September 30, 2007, the Company recorded beneficial conversion feature of $454,545 and a discount on notes payable of $1,365,044 for the warrants. The fair market value of the stock options and warrants at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected Life	2 years
Interest Rates	4.59%
Dividend Yield	$0
Volatility	112%
Forfeiture Rate	0

Expected life represents the period of time that options are expected to be outstanding and is based on the Company’s historical experience or the simplified method, as permitted by SEC Staff Accounting Bulletin No. 107 where appropriate. The risk-free interest rate is based on U.S. Treasury interest rates at the time of the grant whose term is consistent with the expected life of the stock options. Expected dividend yield was considered to be $0 in the option pricing formula since the Company does not pay dividends and has no current plans to do so in the future.  Expected volatility is based on the Company’s historical experience.

The Notes are being accreted over the term of the obligations, for which $568,299 was included in interest expenses for the nine months ended September 30, 2007. The Notes bear a 6% annual interest rate payable in arrears on the last business day of each calendar quarter thereafter and on the maturity date and for the nine months ended September 30, 2007, $19,068 was included in interest expense.

NOTE 21.	NET INCOME PER SHARE

Net income per share information is as follows:

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Net income for basic earnings per share	$1,321,065	$1,587,643	$3,585,784	$3,852,579
Add: Interest expense for the Convertible Notes	587,367	-	587,367	-
Net income for diluted earnings per share	$1,908,432	$1,587,643	$4,173,151	$3,852,579

Basic weighted-average common stock outstanding	53,882,014	53,882,014	53,882,014	53,882,014
Effect of dilutive securities
Series A Convertible Perferred Stock	59,910,800	59,910,800	59,910,800	59,910,800
Convertible notes	5,830,039	-	1,964,702	-
Diluted weighted-average common stock outstanding	119,622,853	113,792,814	115,757,516	113,792,814

Net income per share - basic	$0.02	$0.03	$0.07	$0.07

Net income per share - diluted	$0.02	$0.01	$0.04	$0.03

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 22.	STOCKHOLDERS’ EQUITY

(A)         Authorized Shares of Common Stock

On August 10, 2006, a majority of the stockholders of the Company approved an amendment to the Company’s Articles of Incorporation, to increase the number of authorized shares of common stock from 100,000,000 to 500,000,000. On October 3, 2007, the Company filed a Certificate of Amendment to the Articles of Incorporation to amend the Articles of Incorporation to give effect to the amendment.

(B)         Series A Convertible Preferred Stock

The Company authorized 10,000 shares of Series A Convertible Preferred Stock, with a par value of $0.0001 per share.

Each share of the Series A Convertible Preferred Stock had upon issuance the same voting, dividend and liquidation rights as 1,000 shares of common stock and will convert back into common stock at such time as the Company is able to increase the number of authorized shares of common stock. Effective November 8, 2005, the Company effected a 7.6-for-1 forward stock split on the remaining outstanding 2,627,861 shares, which increased the number of outstanding shares to 19,971,743 shares. Under the adjustment provisions of the Series A Convertible Preferred Stock, the conversion, voting, dividend and liquidation ratios of the Series A Convertible Preferred Stock were all increased by the forward stock split from 1,000 for one to 7,600 for one. The Series A Convertible Preferred Stock will be converted back into common stock at such time as the number of shares of authorized common stock is increased to 100,000,000 or more via a proposed amendment to the Articles of Incorporation. The relative voting and equity ownership of the Company’s stockholders was unchanged by the exchange for Series A Convertible Preferred Stock and the forward stock split. If all the Series A Convertible Preferred Stock were converted as of September 30, 2007, there would be 113,792,814 outstanding shares of common stock.

(C)         Stock Issuances

Stock Issued for Acquisition

In September 2007, the Company issued 20,833,333 shares of restricted common stock at $0.48 per share with a fair value $10,000,000 as part of the consideration to a related company in the acquisition of New-Tailun.

In September 2007, the Company issued 13,076,923 shares of restricted common stock at $0.26 per share with a fair value $3,400,000 as part of the consideration to a related company in the acquisition of Catch-Luck.

(D)         Appropriated Retained Earnings

The Company’s PRC subsidiaries are required to make appropriations to reserve funds, comprising the statutory surplus reserve based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”).  Appropriation to the statutory surplus reserve should be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 23.	RELATED PARTY TRANSACTIONS

During 2007 and 2006, the Company sub-contracted certain manufacturing work valued at $1,865,386 to six related companies which are controlled by a shareholder and director of the Company and $3,255,701 to four related companies which are controlled by a shareholder and director of the Company, respectively. The Company provided the raw materials to the sub-contractor who charged the Company a fixed labor charge for the sub-contracting work.

During 2007 and 2006, the Company purchased raw materials of $684,795 from two related companies which are controlled by a shareholder and director of the Company and $443,543 from three related companies which are controlled by a shareholder and director of the Company, respectively.

As of September 30, 2007, the Company owed $59,673 to two related companies which are controlled by a shareholder and director of the Company for sub-contracting work done and inventory purchases.

During 2007 and 2006, the Company sold products and provided sub-contracting services totaling $940,334 to four related companies which are controlled by a shareholder and director of the Company and $383,198 to five related companies which are controlled by a shareholder and director of the Company, respectively. As of September 30, 2007 account accounts receivable from a related company amounted to $215,915 for products sold and sub-contracting services provided.

A related company which is controlled by a shareholder and director of the Company provides treasury services to the Company free of service charges by negotiating all of the Company’s letters of credit and receiving proceeds thereon and paying creditors for purchases made by the Company. As of September 30, 2007, the Company prepaid $366,659 to a related company for purchasing raw materials.

As of September 30, 2007 the Company owed an aggregate of $4,415,870 to a related company which is controlled by a shareholder and director of the Company for advances made. Interest is charged at 6% per annum on the amounts due. The loan is repayable to the related company between July 2010 and April 2011. During 2007 and 2006, the Company paid interest of $177,344 and $91,183, respectively, to the related company.

During 2007, the Company paid $19,542 for the lease of factory space to a related company which is controlled by a shareholder and director of the Company.

On November 9, 2006, Perfect Dream entered into a purchase agreement with a related company whereby a related company sold 100% interest of Nanjing New-Tailun Garments Company Limited (“New-Tailun”) to the Company. Pursuant to the terms of the purchases agreement, the Company paid to the related company an amount of $2,000,000 in cash and issued 20,833,333 shares of the Company’s restricted common stock having a value of $10,000,000 during 2007.

On June 26, 2006, Perfect Dream entered into an purchase agreement with a related company whereby a related company sold 100% interest of Nanjing Catch-Luck Garments Co, Limited (“Catch-Luck”) to the Company. Pursuant to the terms of the purchase agreement, the Company will pay to the related company an amount of $600,000 in cash and issued 13,076,923 shares of the Company’s restricted common stock having a value of $3,400,000 during 2007.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 24.	COMMITMENTS

(A)          Commitments

According to the Articles of Association of Goldenway, Goldenway has to fulfill registered capital requirements of $17,487,894 within three years from February 2, 2005.  As of September 30, 2007, the Company has fulfilled $3,630,000 of its registered capital requirements and has a registered capital commitment of $13,857,894, which is payable by February 1, 2008.

(B)           Operating lease commitment

The Company leases factory and office spaces from a related company under an operating lease which expires on March 31, 2008 at an annual rental of $26,056.  Accordingly, for the period ended September 30, 2007, the Company recognized rental expense for these spaces in the amount of $19,542.

As of September 30, 2007, the Company has outstanding commitments of $13,028 with respect to the above non-cancelable operating lease, which are due in 2008.

(C)          Contingent consideration

As stated in Note 3, the Company acquired all of the issued and outstanding capital of Catch-Luck for a total consideration of $10,000,000 of which $600,000 was payable in cash and $9,400,000 payable by the issue of shares of the Company’s restricted common stock. On the effective date of August 27, 2007, the Company will paid the cash consideration of $600,000 and issued 13,076,923 shares of the Company’s restricted common stock having a value of $3,400,000 were issued to the stockholders of Catch-Luck.

At September 30, 2007, the Company is contingently liable to issue 23,076,923 shares of common stock to the value of $6,000,000 two years from the effective date, adjusted proportionately for the achievement by Catch-Luck of gross revenues of at least $19,000,000 and net profit of $1,500,000 for each of the years ending December 31, 2008 and December 31, 2009.

NOTE 25.	CONTINGENCIES

The Company accounts for loss contingencies in accordance with SFAS 5 “Accounting for Loss Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as of September 30, 2007 and management’s opinion as to the likelihood of loss in respect of each loss contingency.

On February 22, 2006, the Company is a named defendant in an action filed by Plaintiff Douglas G. Furth in the United States District Court for the Northern District of Ohio. The action alleges that Company breached an agreement with the plaintiff to provide 1,000,000 shares of its common stock in exchange for certain assistance in marketing and financial public relation services. The Plaintiff seeks an award of damages in excess of $75,000. After vigorously defending itself, the Company was voluntarily dismissed by the Plaintiff without prejudice from an action pending in the U.S. District Court for the Northern District of Ohio. No payment was made and no settlement agreement was entered into between the Company and the plaintiff.

In May, 2007, Plaintiff Douglas G. Furth has filed a Second Amended Complaint in the Litigation asserting claims against EGLY and other principal parties. The Company denied all the claims and has filed the responses and objections to Plaintiff’s First Request and asked for the dismissal with prejudice by the plaintiff. No payment was made to plaintiff and no settlement has been discussed between the Company and the Plaintiff.

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

NOTE 25.	CONTINGENCIES (CONTINUED)

On April 17, 2006, Mark B. Aronson filed a Complaint against the Company in the United States Court of common pleas of Allegheny County Pennsylvania. The action alleges that Company violated the Pennsylvania Unsolicited Telecommunication Advertisement Act to spam emails to plaintiff to purchase its shares of common stock. The action seeks an award of damages in excess of $12,100. The Company denies that it was a party to such email spamming activities and intends to vigorously defend its legal position, with the case now in the initial phase of discovery.

On January 4, 2007, the case was dismissed without prejudice by Mark B. Aronson. To date, no settlement agreement has been discussed between the Company and Mark B. Aronson.

Accordingly, no provision has been made to the above claim as of September 30, 2007.

NOTE 26.	CONCENTRATIONS AND RISKS

During 2007 and 2006, 100% of the Company’s assets are located in China.

The Company principally relied on two customers for its revenue during 2006 and 2005, details of which are as follows:
	Customer A	Customer B
During
2007	34%	10%
2006	26%	14%

The following is geographic information of the Company’s revenue earned for the period ended September 30:
	2007	2006

Europe	$29,365,688	$19,813,736
United States	10,627,898	7,151,963
Japan	6,543,188	6,711,920
The People Republic of China	2,856,866	2,412,171
Others	607,587	820,610
	$50,001,227	$36,910,400

NOTE 27.	SUBSEQUENT EVENTS

On October 3, 2007, the Company amended its Articles of Incorporation as filed with the Department of State of the State of Florida, thereby increasing the number of authorized shares of common stock to 500,000,000.

On October 3, 2007, effective upon the filing of an amendment to its Articles of Incorporation, 7,883 shares of the Company’s Series A Preferred Stock were automatically converted into 59,910,800 shares of common stock of the Company.  Immediately following the conversion, the Company had a total of 113,792,814 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

On October 4, 2007, the Company approved the issuance of a three-year warrant to purchase up to 727,272 shares of restricted common stock to a placement agent at an exercise price of $0.32 per share. The value of this warrant was approximately $71,000.

On November 9, 2007, the Company effected a 10-to-1 reverse stock split whereby each ten (10) issued and outstanding shares of the Company’s common stock will be combined and converted into one (1) share of the Company’s common stock (the “Reverse Split”).  The Reverse Split will become effective on November 20, 2007.  On or about November 20, 2007, the Company will amend its Articles of Incorporation as filed with the Department of State of the State of Florida to effect the Reverse Split and decrease the number of authorized shares of common stock from 500,000,000 to 50,000,000.